Mitchell S. Nussbaum of Loeb & Loeb LLP 345 Park Avenue New York, NY 10154-1895	Direct 212.407.4159 Main 212.407.4000 Fax 212.407.4990 mnussbaum@loeb.com

VIA EDGAR

October 28, 2009

John Reynolds Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549 Mail Stop 3561

Re:	China Cord Blood Corporation
Form F-1/A
Filed October 14, 2009
File No. 333-161602

Dear Mr. Reynolds:

On behalf of our client, China Cord Blood Corporation, a Cayman Islands corporation (the “Company”), we hereby provide responses to comments issued on October 26, 2009 regarding the Company’s Registration Statement on Form F-1 and addressed to Ms. Ting Zheng (the “Staff’s Letter”). Contemporaneous with this submission we are filing a complete copy of Amendment No. 2 to the Registration Statement on Form F-1 for the Company (the “Amended F-1”) reflecting the responses of the Company below.

By Federal Express, the Company is furnishing the Commission’s staff (the “Staff”) with three marked courtesy copies of the Amended F-1.

In order to facilitate your review of the Amended F-1, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.  Page numbers refer to the marked copy of Amended F-1.

John Reynolds October 28, 2009 Page 2

Form F-1/A filed October 14, 2009

General

1.
We note from your response to comment one from our letter dated September 25, 2009, that the statement regarding your succession to Pantheon's reporting obligations has been removed. But it appears to have been included on page 86 of your revised Form F-1 filed October 14, 2009. Please revise or advise.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 87 of the Amended F-1.

Prospectus Summary, page 1

Overview, page 1

2.
We note your disclosure that as of June 30, 2009, you had capacity to store approximately 645,000 additional units, which appears to be more than three times your excess capacity as of March 31, 2009, as disclosed in your Form 1-A filed August 28, 2009. Please revise your filing to explain this increase.

COMPANY RESPONSE:  The Company respectfully advises the Staff that the increase in excess capacity from March 31, 2009 to June 30, 2009 resulted from the new opening of a new Beijing cord blood storage facility in April 2009, which is part of our continuing capital improvement efforts discussed under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital Expenditure.”

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 49

Our Financial Condition and Results of Operations, page 57

Liquidity and Capital Resources, page 74

3.
Please expand your discussion and analysis to include a discussion of the material changes in financial condition through the date of your interim financial statements. In this regard, please discuss the RMB 45,000,000 bank loan.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 74 of the Amended F-1.

John Reynolds October 28, 2009 Page 3

Cash flow provided by (used in) financing activities, page 77

4.	Disclose the material terms of your bank loan referenced on page 77, and file the loan agreement as an exhibit, or advise.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 77 of the Amended F-1.

Underwriting, page 139

5.
We note your response to our prior comment 19. It is unclear why the discussion of the "factors considered in determining the public offering price of the ordinary shares and the number of ordinary shares to be included in the public offering" does not address the market price of your shares.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 141 of the Amended F-1.

Notes to the Consolidated Financial Statements for the Years Ended March 31, 2007, 2008 and 2009, page F-8

Note 26. Subsequent Event, page F-35

6.
We note that you exchanged ordinary shares for the remaining 24% of outstanding redeemable shares of CCBS in August 2009. Please tell us how you considered the provisions of Article 11 of Regulation S-X in determining whether to present pro forma financial statements that reflect the August 2009 share exchange.

COMPANY RESPONSE:  The Company respectfully advises the Staff that the exchange of ordinary shares for the remaining redeemable shares of CCBS is not a business combination.  It is a capital transaction between the Company and the noncontrolling interests of its subsidiary, which results in a reclassification of redeemable noncontrolling interests to share capital and additional paid-in capital.  We believe that pro forma financial information is not material to an investor of the Company although we note that the impacts of this transaction on the Company’s capitalization is illustrated on a pro forma basis on page 40 of the Amended F-1.

Note to the Unaudited Consolidated Financial Statements for the Three Months Ended June 30, 2008 and 2009, page F-42

Note 20. Fair Value Disclosures, page F-57

7.
We note that you consider Level 2 inputs in determining the fair value of your available-for-sale securities, which is based on quoted market prices from the last trading value, Please tell us how much your estimated fair value of your available-for-sale securities as reported on June 30, 2009 of RMB32,824,086 differs from the quoted market value of such securities and explain the reasons for any such material differences.

John Reynolds October 28, 2009 Page 4

COMPANY RESPONSE:  The Company respectfully advises that there is no difference between the quoted market value of the Company’s available-for-sale securities as of June 30, 2009 and the fair value of such securities as recorded in the Company’s balance sheet as of June 30, 2009 which was RMB32,824,086. Because the said securities are not actively traded, the fair value of the available-for-sale securities are considered to be determined using Level 2 inputs. The last trading value of such securities during the period has been used to determine the fair value of the available-for-sale securities.

Exhibits

8.	Please file as promptly as practical all exhibits to your filing.

COMPANY RESPONSE:  All Exhibits have been filed with the Amended F-1, including the executed version of the validity opinion of Conyers Dill & Pearman and the form of Underwriting Agreement.
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John Reynolds October 28, 2009 Page 5

Your prompt attention to this matters discussed herein would be greatly appreciated.  Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4159.

Sincerely,

Mitchell S. Nussbaum
Loeb & Loeb LLP